TAHRA T. WRIGHT Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4122 212.407.4000 212.859.7354
twright@loeb.com

June 15, 2010

Lyn Shenk Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Energroup Holdings Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed June 4, 2010
File No. 333-149171

Dear Ms. Shenk:

On behalf of our client Energroup Holdings Corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff (the "Staff’s Letter") of the United States Securities and Exchange Commission (the "Commission").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Additionally, we transmit herewith for filing with the Commission one complete electronic version of Amendment No. 8 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 8”), Amendment No. 1 to the Company’s Annual Report on Form 10-K (the “Amendment No. 1 to Form 10-K”), and Amendment No. 1 to the Company’s quarter report on Form 10-Q for the period ended March 31, 2010 (the “Amendment No. 1 to Form 10-Q”, together with Amendment No. 8 and Amendment No. 1 to Form 10-K, the “Amendments”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amendments.

The Amendments responds to the comments set forth in the Staff’s Letter.

Form S-1-A filed June 4, 2010

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.   Please revise to include a comparative analysis for the three months ended March 31, 2010 pursuant to Item 303(B) of Regulation S-K as specified by Item 11(h) of Form S-1.

Response to Comment 1:

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A limited liability partnership including professional corporations	214289-10002

Lyn Shenk U.S. Securities and Exchange Commission June 15, 2010 Page 2

The disclosure has been included, in accordance with the Staff’s comment.

Notes to Consolidated Financial Statements
As of March 31, 2010
Note 2: Summary of Significant Accounting Policies
(O) Revenue Recognition, page Q-12

2.   We note your response to prior comment 13.  It appears to us that the revision indicated in the response has not been made in the filing.  Please revise or remove here the last sentence in this policy regarding the increase in receivables after March 2008 as it no longer appears to be relevant, and conform your Form 10-Q accordingly.

Response to Comment 2:

The disclosure has been revised in Amendment No.8 and Amendment No. 1 to Form 10-Q, in accordance with the Staff’s comment to remove the last sentence in this policy regarding the increase in receivables after March 2008.

Form 10-K for the Year Ended December 31, 2009

3.   Please note to file the amended Form 10-K in EDGAR which reflects the changes made in response to all comment letters issued in connection with your current Form S-1 filing, as appropriate, prior to any effectiveness of the Form S-1 filing.

Response to Comment 3:

We will file the amended Form 10-K in EDGAR which reflects the changes made in response to all comment letters issued in connection with our current Form S-1 filing, prior to the effectiveness of the Form S-1 filing.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to  Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies, page 9
Note 4: Accounts Receivable, page 16

4.   Refer to your response to prior comment 15.  Please include disclosure consistent with your response in the MD&A analysis for the three months ended March 31, 2010 that is to be included in the Form S-1 filing as indicated in the comment above.

Response to Comment 4:

The requested disclosure has been included in Amendment No. 8 and the Amendment No. 1 to Form 10-Q.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Sources of Liquidity, page 44

NY848325.2
214289-10002

Lyn Shenk U.S. Securities and Exchange Commission June 15, 2010 Page 3

5.   Refer to your response to prior comment number 17.  Please revise the Form S-1 filing in the MD&A analysis for the three months ended March 31, 2010 indicated in the comment above for the associated disclosure.

Response to Comment 5:

The disclosure in the Form S-1 filing in the MD&A analysis for the three months ended March 31, 2010 indicated in the comment above for the associated disclosure has been revised in accordance with the Staff’s comment.  Please see page 50 of Amendment No. 8.

General

6.   Please note to file in EDGAR the amended Form 10-Q indicated in your response dated June 3, 2010 prior to any effectiveness of your current Form S-1 filing.

Response to Comment 6:

We will file the amended Form 10-Q prior to the effectiveness of the current Form S-1 filing.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner

NY848325.2
214289-10002